SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 02 December 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 21 November 2022
99.2	Transaction in Own Shares dated 22 November 2022
99.3	Transaction in Own Shares dated 23 November 2022
99.4	Transaction in Own Shares dated 24 November 2022
99.5	Transaction in Own Shares dated 25 November 2022
99.6	Transaction in Own Shares dated 28 November 2022
99.7	Transaction in Own Shares dated 29 November 2022
99.8	Transaction in Own Shares dated 30 November 2022
99.9	Transaction in Own Shares dated 01 December 2022
99.10	Total Voting Rights dated 01 December 2022
99.11	Transaction in Own Shares dated 02 December 2022

Exhibit No: 99.1

21 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 18 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	18 November 2022

Aggregate number of ordinary shares purchased:	19,947

Lowest price paid per share:	£ 46.5500

Highest price paid per share:	£ 47.5100

Average price paid per share:	£ 47.2185

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,467,008 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9772G_1-2022-11-18.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 19,947 (ISIN: GB00BHJYC057)

Date of purchases: 18 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,947
Highest price paid (per ordinary share)	£ 47.5100
Lowest price paid (per ordinary share)	£ 46.5500
Volume weighted average price paid(per ordinary share)	£ 47.2185

Exhibit No: 99.2

22 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 21 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	21 November 2022

Aggregate number of ordinary shares purchased:	19,943

Lowest price paid per share:	£ 47.1500

Highest price paid per share:	£ 47.8800

Average price paid per share:	£ 47.6034

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,447,065 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1289H_1-2022-11-21.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 19,943 (ISIN: GB00BHJYC057)

Date of purchases: 21 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,943
Highest price paid (per ordinary share)	£ 47.8800
Lowest price paid (per ordinary share)	£ 47.1500
Volume weighted average price paid(per ordinary share)	£ 47.6034

Exhibit No: 99.3

23 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 22 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	22 November 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 47.2900

Highest price paid per share:	£ 47.8000

Average price paid per share:	£ 47.5238

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,427,065 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4913I_1-2022-12-2.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 22 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 47.8000
Lowest price paid (per ordinary share)	£ 47.2900
Volume weighted average price paid(per ordinary share)	£ 47.5238

Exhibit No: 99.4

24 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 23 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	23 November 2022

Aggregate number of ordinary shares purchased:	19,843

Lowest price paid per share:	£ 47.5600

Highest price paid per share:	£ 47.8500

Average price paid per share:	£ 47.7265

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,407,222 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4226H_1-2022-11-23.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 19,843 (ISIN: GB00BHJYC057)

Date of purchases: 23 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,843
Highest price paid (per ordinary share)	£ 47.8500
Lowest price paid (per ordinary share)	£ 47.5600
Volume weighted average price paid(per ordinary share)	£ 47.7265

Exhibit No: 99.5

25 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 24 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	24 November 2022

Aggregate number of ordinary shares purchased:	17,824

Lowest price paid per share:	£ 47.5900

Highest price paid per share:	£ 47.8700

Average price paid per share:	£ 47.6859

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,389,398 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5651H_1-2022-11-24.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 17,824 (ISIN: GB00BHJYC057)

Date of purchases: 24 November 2022

Investment firm: GSI

Aggregated information:
	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	17,824
Highest price paid (per ordinary share)	£ 47.8700
Lowest price paid (per ordinary share)	£ 47.5900
Volume weighted average price paid(per ordinary share)	£ 47.6859

Exhibit No: 99.6

28 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 25 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	25 November 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 47.4200

Highest price paid per share:	£ 47.8100

Average price paid per share:	£ 47.5690

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,369,398 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6944H_1-2022-11-25.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 25 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 47.8100
Lowest price paid (per ordinary share)	£ 47.4200
Volume weighted average price paid(per ordinary share)	£ 47.5690

Exhibit No: 99.7

29 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 28 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	28 November 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 47.4400

Highest price paid per share:	£ 48.0700

Average price paid per share:	£ 47.6988

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,349,398 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8452H_1-2022-11-28.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 28 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 48.0700
Lowest price paid (per ordinary share)	£ 47.4400
Volume weighted average price paid(per ordinary share)	£ 47.6988

Exhibit No: 99.8

30 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 29 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	29 November 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 47.2900

Highest price paid per share:	£ 47.8400

Average price paid per share:	£ 47.4954

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,329,398 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9964H_1-2022-11-29.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 29 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 47.8400
Lowest price paid (per ordinary share)	£ 47.2900
Volume weighted average price paid(per ordinary share)	£ 47.4954

Exhibit No: 99.9

01 December 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 30 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	30 November 2022

Aggregate number of ordinary shares purchased:	19,968

Lowest price paid per share:	£ 47.7900

Highest price paid per share:	£ 48.4000

Average price paid per share:	£ 48.2196

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,309,430 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1698I_1-2022-11-30.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 19,968 (ISIN: GB00BHJYC057)

Date of purchases: 30 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,968
Highest price paid (per ordinary share)	£ 48.4000
Lowest price paid (per ordinary share)	£ 47.7900
Volume weighted average price paid(per ordinary share)	£ 48.2196

Exhibit No: 99.10

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 30 November 2022, its issued share capital consists of 183,466,212 ordinary shares of 20 340/399 pence each, of which 8,156,782 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is 175,309,430.

All ordinary shares of the Company purchased by the Company following the Company's last announcement under Disclosure and Transparency Rule 5.6.1 on 1 November 2022 as at 30 November 2022 in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022, pursuant to instructions issued by the Company on 9 August 2022 (as announced on 9 August 2022), which are subject to cancellation by the Company, have been treated as cancelled for the purposes of these calculations.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit No: 99.11

02 December 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 01 December 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	01 December 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 48.1000

Highest price paid per share:	£ 48.6200

Average price paid per share:	£ 48.3625

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,289,430 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3486I_1-2022-12-1.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 01 December 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 48.6200
Lowest price paid (per ordinary share)	£ 48.1000
Volume weighted average price paid(per ordinary share)	£ 48.3625

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	02 December 2022